August 28, 2012

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re:	SEI Investments Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
Filed August 2, 2012
File No. 000-10200

Dear Ms. Hayes:

Pursuant to this letter, we confirm to the U.S. Securities and Exchange Commission (the “Commission”) that SEI Investments Company will respond to the comments contained in the Commission’s letter of August 21, 2012, on or prior to September 18, 2012.

Please call me at (610) 676-1620 with any questions or concerns regarding this matter.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company